NO ACT

PE 1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041717

March 6, 2008

Received SEC
MAR 0 6 2008
Washington, DC 20549

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2008

Judithe H. Little
Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, TX 77010-2007

Re: Ultra Petroleum Corp.
Incoming letter dated January 10, 2008

Dear Ms. Little:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposal submitted to Ultra by The Nathan Cummings Foundation. We also have received a letter from the proponent dated January 31, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

haynesboone

RECEIVED
2008 JAN 11 PM 1:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2008

VIA OVERNIGHT COURIER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Ultra Petroleum Corp.; Shareholder Proposal Submitted by the Nathan Cummings Foundation

Ladies and Gentlemen:

This letter is to inform you that our client, Ultra Petroleum Company ("***Ultra***"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Stockholders Meeting (collectively, the "***2008 Proxy Materials***") a stockholder proposal and supporting statement thereof (the "***Proposal***") received from the Nathan Cummings Foundation (the "***Proponent***"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "***Staff***") will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on rule 14a-8, Ultra omits the Proposal from its 2008 Proxy Materials. Pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Ultra files its definitive 2008 Proxy Materials.

Pursuant to rule 14a-8(j), we have enclosed six copies of each of this letter and the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of Ultra's intention to omit the Proposal from its 2008 Proxy Materials. Ultra has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes Ultra's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by Ultra as to the factual matters set forth herein.

I. Introduction

The Proposal asks that a committee of the independent directors of Ultra's Board prepare a report "on our company's plans to address climate change by December 31, 2008."

Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Phone: 713.547.2000
Fax: 713.547.2600
www.haynesboone.com

The resolution portion of the Proposal gives no additional guidance with respect to the specifics of what such a report would address. However, the supporting statement suggests that it would involve Ultra "carefully assessing and disclosing all pertinent information on its response to climate change, including the development of policies that will minimize Ultra's impacts on climate change."

If this suggestion describes and limits the content of the report, then the Proposal requires Ultra to engage in an internal assessment of the risks and liabilities that it faces as a result of its operations that may have an impact on the environment. An "assessment" of Ultra's response necessarily involves an assessment of risks and liabilities. While the supporting statement refers generally to the development of policies to minimize Ultra's impacts on climate change, note that this is in addition to the assessment of Ultra's response to climate change.

If this suggestion does not describe and limit the content of the report, then the Proposal is vague, ambiguous and susceptible to multiple and varying interpretations. Because of this, neither Ultra nor a shareholder asked to vote on the Proposal would be in a position to understand what the Proposal seeks and, if the Proposal were adopted, Ultra would lack the power to implement it.

Accordingly, Ultra intends to omit the Proposal from its 2008 Proxy Materials because it is excludable under rule 14a-8(i) for the following reasons:

- it deals with matters relating to Ultra's ordinary business operations, and
- it is contrary to rule 14a-9 under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials.

II. Discussion

A. The Proposal Deals with Matters Relating to Ultra's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "***1998 Release***").

The Staff has also stated that a proposal requesting the dissemination of a report may be excludable under rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business...it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999).

While the fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable, because the proposals would transcend the day-to-day business matters." See the 1998 Release. After being asked to analyze numerous proposals referencing environmental and public health issues, in 2005 the Staff issued Staff Legal Bulletin No. 14C ("***SLB 14C***") to allow companies to better assess whether stockholder proposals related to environmental and public health issues may be excluded from proxy materials under rule 14a-8(i)(7). Specifically, in Section D.2 of SLB 14C, the Staff stated:

"To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

There are many examples of instances where shareholder proposals related climate change were deemed excludable on the basis of rule 14a-8(i)(7). In *American International Group, Inc.* (February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations. See also *The Chubb Corporation* (January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change). In both *American International Group, Inc.* and *The Chubb Corporation*, the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. See also *Ford Motor Co.* (March 2, 2004) (a proposal that the board publish annually a "Scientific Report on Global Warming/Cooling" excluded under rule 14a-8(i)(7) as relating to ordinary business operations); *The Ryland Group, Inc.* (February 13, 2006) (proposal requests that the company assess its response to rising regulatory, competitive and public pressure to increase energy efficiency excluded under rule 14a-8(i)(7) as relating to ordinary business operations); *Newmont Mining Corp.* (February 5, 2005) (granting relief to exclude a proposal under Rule 14a-8(i)(7) calling for management to review and provide a report to shareholders regarding the company's waste disposal policies at its mining operations with a focus on environmental and public health risks); *Hewlett-Packard Company* (December 12, 2006)(the Staff has concurred that a proposal seeking a report on the development of greenhouse gas emissions policies could be excluded because it focused on the company's internal risk review process).

Ultra believes that the Proposal is excludable under the ordinary business exclusion in rule 14a-8(i)(7) because it involves a matter of ordinary business by calling for Ultra's internally "assessing…all pertinent information on its response to climate change." This assessment of all pertinent information would necessarily involve an assessment of risk. It would encompass Ultra's financial budgets, capital expenditure plans, exploration and productions plans and short and long term strategies. This is precisely the type of micro-management by stockholders that the SEC sought to enjoin in the 1998 Release.

Further, like the proposal deemed excludable in *Xcel Energy Inc.* (April 1, 2003), the Proposal seeks to impose a specific time frame on this complicated risk evaluation. As an energy company with operations heavily regulated by local, state, and federal governmental authorities, Ultra routinely considers financial, operational, litigation and reputation risks when making business decisions, including decisions to reduce Ultra's impact on climate change. By requesting a report by a specific deadline on matters of ordinary business that must, by their nature, be evaluated on a long term and ongoing basis, the Proposal seeks to "micro manage" the Company and is excludable under Rule 14a-8(i)(7).

Ultra believes that the Proposal clearly fits within the first category set forth in SLB 14C. As stated above, the type of report suggested by the supporting statement necessarily entails Ultra's assessment of risks to its operations relating to climate change. The recitals specifically suggest this and focus on the Proponent's concern that Ultra's business practices may expose it to business risk, and consequently, decreasing shareholder value. For instance, the recitals contain references to "industry leaders" and their practices, thereby implying that Ultra will fall behind if it doesn't undertake similar measures. The recitals contain a quote from an unidentified "Conference Board" that "climate change is a fact of life for business in the 21st century…businesses that ignore the debate over climate change do so at their peril." An unidentified reference to the "Financial Times" similarly states that "oil companies are having to get to grips with the issue of climate change."

The Proponent offers no specific example of operations that have adversely affected the environment that Proponent desires for Ultra to minimize or eliminate, the standard in the second category set forth in SLB 14C. In contrast, in *Exxon Mobil Corp.* (Mar. 18, 2005), mentioned in SLB 14C, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in protected areas. The Exxon letter clearly focuses on social policy issues; in contrast to the Proposal where the Proponent fails to make a single specific reference to environmental damage caused by Ultra in the way of global climate change or a specific act the Proponent would like Ultra to minimize. In *Energy Future Holdings Corp.* (April 2, 2007) a proposal was deemed not excludable under rule 14a-8(i)(7) where the proposal set forth specific quantitative goals to reduce emissions at the company's plants. By contrast, the a proposal submitted to the same company asking the board to undertake a study of energy efficiency with respect to the company's existing and proposed power plants and report back to shareholders describing the impact that significant improvements in energy efficiency would have on the company and what role the company could play to increase revenue by helping customers reduce demand for electricity was excludable under rule 14a-8(i)(7). See *Energy Future Holdings Corp.* (April 2, 2007).

The fact that the Proposal mentions climate change does not remove it from the scope of rule 14a-8(i)(7), because the Proposal fundamentally addresses the benefits, risks and liabilities Ultra faces as a result of climate change.

In addition to the proposals described in the no-action letters cited above, the Proposal is similar to a number of other proposals regarding the evaluation of risks of climate change that the Staff has stated relates to ordinary business operations and thus may be excluded under rule 14a-8(i)(7). In *Wachovia Corporation* (February 10, 2006) and *Wells Fargo & Co.* (February 16, 2006), the Staff ruled that Wachovia and Wells Fargo could exclude under rule 14a-8(i)(7) proposals requesting that "the Board of Directors report to shareholders…on the effect on [the company's] business strategy of the challenges created by global climate change." Although the proposals' supporting statements made some broad references to public policy issues relating to global climate change, in seeking a report on the challenges created by global climate change, the proponents' primary focus was on the impact to the company of the possible risks associated with global climate change.

With respect to the Proposal, the information specifically called for by the supporting statement--Ultra's "assessing and disclosing all pertinent information on its response to climate change,"--includes information relating to ordinary business matters. This statement, as well as other statements in the recitals described above, indicate a focus on the Company's internal risks and not on an overall social policy issue. Although the Proposal discusses climate change, it neither requests that Ultra change its policies nor claims that the production of the report itself would address an important social policy. Rather, the Proposal directs Ultra to undertake an internal analysis to "assess" its response to climate change.

In sum, the fact that the proposal mentions climate change does not remove it from the scope of rule 14a-8(i)(7) because the Proposal fundamentally focuses on the risks and liabilities Ultra faces as a result of its operations and policies. Accordingly, based on the precedents described above, Ultra believes that the Proposal properly may be excluded from the 2008 Proxy Materials under rule 14a-8(i)(7) and requests that the Staff concur its conclusion.

B. The Proposal Violates the Proxy Rules

Ultra believes that it may exclude the Proposal from its 2008 Proxy Materials under rule 14a-8(i)(3), which allows a company to exclude from its proxy materials shareholder proposals that violate the SEC's proxy rules, including the prohibition contained in rule 14a-9 against the use of materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite proposals may be excluded under rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *Philadelphia Electric Company* (July 30, 1992). Furthermore, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

The Proposal asks that a committee of the independent directors of the Board prepare a report on the company's plans to address climate change by December 31, 2008. The phrase "report...on our company's plans to address climate change" is sweeping in its scope and subject to multiple and differing interpretations. As indicated above, the supporting statement and recitals suggest the Proponent is requesting an internal analysis of the risks and liabilities Ultra faces as a result of climate change. However, the Proposal's lack of specific direction leaves open other possible matters to be addressed, and the no-action letters cited in this letter make it clear that over the years shareholders have submitted a wide range of proposals relating to climate change. Accordingly, the inherent ambiguity of the Proposal make it essentially impossible for the Company, its Board of Directors or its stockholders to determine with any degree of certainty what must be addressed in order to comply with the Proposal. Because of this, a shareholder trying to decide whether or not to vote for the Proposal would have no idea what he would be directing Ultra to do, how much of the shareholders' money he would be directing Ultra to spend, or how much of management's time he would be directing Ultra to devote to the project.

Ultra believes that the subject of the Proposal is substantially similar to other proposals that the Staff has determined may be excluded from proxy materials under rule 14a-8(i)(3) on the basis that they are vague and indefinite, and therefore would violate rule 14a-9. For example, in *Puget Energy, Inc.* (March 7, 2002), the Staff determined that Puget Energy could omit a proposal which requested that the Board "take the necessary steps to implement a policy of improved corporate governance." See also *The Kroger Co.* (March 19, 2004) (company permitted to exclude as vague and indefinite a proposal seeking a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines); *Johnson & Johnson* (February 7, 2003) (company permitted to exclude as vague and indefinite a proposal seeking a report on the company's progress concerning "the Glass Ceiling Commission's" business recommendations); and *Alcoa Inc.* (December 24, 2002) (company permitted to exclude as vague and indefinite a proposal seeking full implementation of certain "human rights standards"); *Alaska Air Group Inc.* (April 11, 2007) (company permitted to exclude as vague and indefinite a proposal requesting that the board amend the company's governance documents to assert, affirm and define the right of the owners of the company to set standards of corporate governance).

As is the case with the subject Proposal, each of the proposals involved in these specific cases included only a brief reference to the relevant guidelines or standards, and otherwise failed to provide any description or background information that would provide stockholders with a reasonable understanding of what they were being asked to consider or the company of what it was being asked to implement. Ultra believes that the breadth and complexity of the concept of addressing climate change, together with the lack of specificity or suggestions as to what the report is to address, distinguish this situation from those in which the Staff has not concurred with a company's position to exclude the proposal on the grounds of Rule 14a-8(i)(3).

III. Conclusion

For the foregoing reasons, Ultra believes that the Proposal may be excluded from its 2008 Proxy Materials and respectfully requests your confirmation that the Staff will not recommend enforcement action to the Commission if Ultra proceeds on this basis.

If you have any questions or require further information, please call me at 713.547.2235 or contact my by email at judithe.little@haynesboone.com. Thank you for your attention to this matter.

Very truly yours,

Judithe H. Little

Enclosures

cc: Lance E. Lindblom
President and CEO
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018

Ms. Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, New York 10018

Mr. Michael D. Watford
Ms. Kelly Whitley
Ultra Petroleum Corp.

George G. Young III
Haynes and Boone, LLP

Exhibit A

Shareholder Proposal Submitted by the Nathan Cummings Foundation

WHEREAS:

The Intergovernmental Panel on Climate Change (IPCC) recently concluded that warming of the climate system is unequivocal and that human activity is the main cause. Debate surrounding climate change now focuses not on whether a problem exists but rather on the best means for abatement and adaptation.

The rise in average global temperatures resulting from climate change is expected to have significant adverse impacts. According to *Business Week*, many scientists agree that the warmer temperatures resulting from climate change are causing more powerful storms and perhaps intensifying extreme weather events including droughts and wild fires. Thermal expansion and melting ice sheets are expected to lead to rising sea levels, with significant implications for coastal communities.

Climate change also has important economic implications. The *Stern Review*, often cited as the most comprehensive overview of the economics of climate change, estimated that the cumulative economic impacts of climate change could be equivalent to a loss of up to 20% of average world-wide consumption if action is not taken quickly. A more general pronouncement in the IPCC's report, *Climate Change 2007: Impacts, Adaptation and Vulnerability*, observed that "Taken as a whole, the range of published evidence indicates that the net damage costs of climate change are likely to be significant and to increase over time."

Data from the Energy Information Administration indicates that over half of domestic GHG emissions result from the combustion of oil and gas. The *Financial Times* has asserted that, "Perhaps more than any other industry, oil companies are having to get to grips with the issue of climate change."

Industry leaders such as BP, Chevron, Statoil, XTO Energy and Apache are already taking action to address climate change, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading and investing in renewable energy. All have reported on their plans for addressing the issue.

According to the Conference Board, "climate change is a fact of life for business in the 21st century...businesses that ignore the debate over climate change do so at their peril." Shareholder resolutions requesting information on Ultra's approach to climate change and backed by approximately 22% and 31% of the vote in 2006 and 2007 have thus far been ignored. Ultra also declined to participate in both the 2006 and 2007 iterations of the Carbon Disclosure Project, an investor coalition seeking information on corporate greenhouse gas emissions and backed by approximately $41 trillion.

RESOLVED:

The shareholders request that a committee of independent directors of the Board prepare a report, at reasonable cost and omitting proprietary information, on our company's plans to address climate change by December 31, 2008.

SUPPORTING STATEMENT:

We believe that management best serves shareholders by carefully assessing and disclosing all pertinent information on its response to climate change, including the development of policies that will minimize Ultra's impacts on climate change.

THE · NATHAN · CUMMINGS · FOUNDATION

January 31, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Ultra Petroleum Corp. to omit stockholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a stockholder proposal (the "Proposal") to Ultra Petroleum Corp. ("Ultra" or the "Company"). The Proposal asks Ultra's board to report to shareholders on the Company's plans to address climate change.

By letter dated January 10, 2008, Ultra stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2008 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ultra argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Ultra also contends that the Proposal is impermissibly vague and thus excludable under Rule 14a-8(i)(3). We respectfully urge that Ultra's request should be denied because it has not met its burden of proof with respect to either of those grounds.

<u>The Proposal Does Not Focus on Ultra's Risks and Liabilities From Climate Change</u>

Ultra claims that the Proposal is excludable on ordinary business grounds because it asks for a risk assessment. In applying the ordinary business exclusion to proposals dealing with environmental and public health matters, the Staff distinguishes between proposals that focus on "an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," which are excludable, and proposals that "focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," which may not be omitted. (<u>See</u> Staff Legal Bulletin 14C) The language of the Proposal and supporting statement make clear that the Proposal falls into the second category and does not request a risk assessment.

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

As an initial matter, the Proposal does not mention risks, liabilities or cost/benefit analysis. To the contrary, the Proposal focuses on Ultra reducing or eliminating harm to the environment and reporting to shareholders on it. Ultra's curious assertion that the Proposal does not identify how Ultra is adversely affecting the environment is directly contradicted by the supporting statement. The Proposal states that "Data from the Energy Information Administration indicates that over half of domestic GHG emissions result from the combustion of oil and gas." In other words, the use of Ultra's products results in substantial GHG emissions, which in turn are causing climate change and its attendant impacts—more powerful storms, rising sea levels, droughts and wild fires, to name a few. Similarly, the supporting statement quotes the Financial Times identifying the oil industry as needing to "get to grips with the issue of climate change" and providing examples of how other oil companies are doing so, including plans to reduce emissions and invest in renewable energy. Such measures are aimed at minimizing the adverse impact companies have on the environment, not at quantifying risk or liabilities flowing from climate change; accordingly, under the reasoning of SLB 14C, Ultra should not be permitted to exclude the Proposal.

Ultra makes much of the fact that the Staff has allowed exclusion of some proposals dealing with climate change. But those proposals differed from the Proposal in important ways. First, many of the proposals on which Ultra relies asked companies to report to shareholders on the effect climate change would have on their business strategy. The companies argued, and the Staff agreed, that such an analysis would inherently involve an evaluation of risks associated with climate change. By contrast, the Proposal does not seek any disclosure related to business strategy. The proposal at Xcel Energy[1] went even further into risk assessment territory, asking for a report on the economic risks of certain emissions and the economic benefits of committing to substantial emissions reductions.

Second, the fact that both American International Group[2] and The Chubb Corporation[3] are insurance underwriters limits the applicability of those determinations. The proposals submitted to both AIG and Chubb had asked the companies to report to shareholders on strategies to address the impact of climate change on their business. AIG urged that the proposal implicated its ordinary business operations because its "core business" was the underwriting of risk, which it said "involves estimating risk and loss exposure—including, in many cases, environmental risks—and setting appropriate premiums for the assumption of those risks." Put another way, AIG argued that it was not possible to disentangle the climate change issue from the process of risk underwriting. Chubb made similar arguments. Here, however, risk assessment is not Ultra's core business activity. There is no reason that implementation of the Proposal would require Ultra to engage in any evaluation of risks or cost/benefit analysis.

---

[1] Xcel Energy, Inc. (publicly available Apr. 1, 2003).
[2] American International Group, Inc. (publicly available Feb. 11, 2004).
[3] The Chubb Corporation (publicly available Jan. 25, 2004).

Third, the Proposal does not engage in the kind of extremely detailed micro-management that characterized the proposal submitted to Ford.[4] That proposal requested a report containing myriad technical data, including detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production and absorption, and the costs and benefits of various degrees of heating or cooling. The Staff concurred with the company that the proposal could be excluded because it prescribed a "specific method of preparation and the specific information to be include in a highly detailed report." Unlike the Ford proposal, the Proposal does not try to establish a rigid framework for the requested report, nor does it specify exactly what the contents of the report should be.

To conclude, the Proposal falls squarely within the class of proposals—those dealing with minimizing or eliminating adverse impacts on the environment—that SLB 14C identifies as inappropriate for exclusion. There is no question that the subject of reducing a company's contribution to global climate change implicates a significant social policy issue.[5] The Proposal does not ask for a cost/benefit analysis or risk assessment, nor does it seek to micro-manage the Company's reporting. For these reasons, Ultra should not be permitted to exclude the Proposal in reliance on the ordinary business exclusion.

The Proposal is not Impermissibly Vague

Rule 14a-8(i)(3) allows a company to exclude a proposal that violates any of the Commission's other proxy rules, including the anti-fraud rule in Rule 14a-9. The Staff permits omission of a proposal on this basis if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." (Staff Legal Bulletin 14B.)

Ultra contends that the Proposal is so vague that shareholders and the company would not be able to determine how to implement it. This assertion is meritless. The Proposal unambiguously asks Ultra to report on all of its "plans"—steps it is taking or considering taking—to address climate change. The kinds of plans being made will vary from company to company: some companies might focus on reducing emissions from their own operations, others on reducing emissions from use of their products, and still others on developing alternative lines of business in anticipation of a carbon-constrained future. However, there is no question that the term "plans" has a clear meaning that can be easily understood by both shareholders and Ultra. Further, the supporting statement illustrates the kinds of plans other companies have disclosed making; although those measures are not necessarily the same ones Ultra would disclose, they provide further elaboration on possible contents of the requested report.

---

[4] Ford Motor Company (publicly available Mar. 2, 2004).

[5] See, e.g., Unocal Corporation (publicly available Feb. 23, 2004) (declining to allow exclusion of a proposal asking the company to report on "how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions"); Reliant Resources Inc. (publicly available Mar. 5, 2004) (same).

The clarity of the Proposal stands in contrast to the proposals cited by Ultra. In Puget Energy,[6] the proposal simply asked the board to implement a policy of "improved corporate governance." Corporate governance encompasses dozens of practices, including executive compensation, board composition and takeover defenses, making it impossible to know what kinds of corporate governance changes would satisfy the proponent. The inherent subjectivity of the term "improved" also supported the conclusion that the proposal was impermissibly vague. Similar problems of subjectivity were also present in the proposal at Alcoa.[7]

The proposals at issue in Kroger[8] and Johnson & Johnson[9] suffered from a defect not relevant here: they both asked for reports incorporating or based upon outside reports which were not adequately described in the proposal. For example, in Kroger, the proposal asked the company to produce a sustainability report using the Global Reporting Initiative's ("GRI's") reporting guidelines. The company argued successfully that the proposal's failure to adequately describe how the GRI's guidelines worked and what would be in the requested report rendered the proposal impermissibly vague. Likewise, the Johnson & Johnson proposal made reference to the Glass Ceiling Commission's business recommendations.

In sum, the Proposal is not so vague as to be excludable because it clearly describes the information that should appear in the requested report using words with commonly understood meanings and avoids inherently subjective terms about whose meanings reasonable people could differ. The Proposal does not incorporate voluminous external sources not amenable to description within the confines of a shareholder proposal. Ultra's request for a determination allowing it to exclude the Proposal in reliance on Rule 14a-8(i)(3) should thus be denied.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Laura J. Shaffer
Director of Shareholder Activities

cc: Judithe H. Little
fax # 713-547-2600

---

[6] Puget Energy, Inc. (publicly available Mar. 7, 2002).
[7] Alcoa Inc. (publicly available Dec. 24, 2002).
[8] The Kroger Co. (publicly available Mar. 19, 2004).
[9] Johnson & Johnson (publicly available Feb. 7, 2003).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ultra Petroleum Corp.
Incoming letter dated January 10, 2008

The proposal requests that a committee of independent directors prepare a report on the company's plans to address climate change.

We are unable to concur in your view that Ultra may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Ultra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ultra may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ultra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END